Exhibit 99.1

Global Partner for Success

HiSoft Announces Adoption of 2011 Equity Incentive Plan

2011 Equity Incentive Plan aids recruitment and motivation of employees, directors and consultants

BEIJING, July 1, 2011 — HiSoft Technology International Limited, (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced the adoption of its 2011 Equity Incentive Plan (the “Plan”) to aid the Company in recruiting and retaining key employees, directors and consultants of outstanding ability and to motivate its employees, directors and consultants to exert their best efforts toward the achievement of the Company’s long-term strategic goals.

The Plan provides for issuances of equity securities, including restricted shares and options to purchase common shares, of up to 18,000,000 common shares, equivalent to 947,368 American Depositary Shares (“ADSs”) of the Company (19 common shares represent one ADS). Under the Plan, awards may be made to employees, directors and consultants of the Company. Awards under the Plan may also be made as consideration for mergers and acquisitions by the Company. Commencing on January 1, 2012, the number of common shares issuable under the Plan is also subject to an annual increase of 2.5% of the total number of the common shares issued and outstanding on December 31 of the immediately preceding calendar year or a lesser number of common shares as determined by the administrator of the Plan. The Plan will be administered by the compensation committee of the Company which may, subject to applicable law, delegate certain limited duties to one or more officers of the Company.

“Human capital is our most valuable asset,” said HiSoft Chief Executive Officer Tiak Koon Loh. “Due to the nature of our industry, the success of our business relies heavily on attracting and retaining top talent. Our 2011 Equity Incentive Plan is designed to make sure the interests of our employees are met and aligned with those of the shareholders. In addition, besides incentivizing our employees, we target to deploy some of the common shares into M&A activities.”

Mr. Loh added, “Being a publicly listed company we wanted to revise our old plan, which had been in place for several years before our IPO. We believe the adoption of the 2011 plan is another step forward as we build the strongest team possible and work towards a common goal of both sustained growth for the Company and economic return to our shareholders.”

The Plan was adopted by HiSoft’s board of directors in accordance with the home country practice of the Cayman Islands, where HiSoft is incorporated, which does not require shareholder approval.

Forward-looking Statements

This press release may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs about future events and financial, political and social trends and assumptions it has made based on information currently available to it. HiSoft cannot assure that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. Such forward-looking statements may be affected by inaccurate assumptions or by known or unknown risks or uncertainties. Actual results may vary materially from those expressed or implied by the statements herein. For factors that could cause actual results to vary, perhaps materially, from these forward-looking statements, please refer to the HiSoft’s filings with the Securities and Exchange Commission. Forward-looking statements contained herein speak only as of the date of this release. HiSoft does not undertake any obligation to update or revise publicly any forward-looking statements, whether to reflect new information, future events or otherwise.

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions. For more information about HiSoft, please visit http://www.hisoft.com.

HiSoft Technology International Limited  ~  6/F Haya Plaza, No.1 Shangdi East Road Haidian District Beijing, China 100085

For investor and media inquiries please contact:

In China:

Ross Warner

HiSoft Technology International Limited

Tel: +86-10-5987-5865

Email: investor_relations@hisoft.com

Agustin Bautista

Ogilvy Financial, Beijing

Tel: +86-10-8520-6166

Email: hsft@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: hsft@ogilvy.com

www.hisoft.com  ~  +86.10.5987.5566